Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

WOLVERINE TUBE, INC.

Wolverine Tube, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies:

1. That the Corporation hereby amends its Restated Certificate of Incorporation by deleting the current text of Article Fourth, Section 1 in its entirety and substituting in lieu thereof the following:

FOURTH. Section 1. Authorized Capital Stock. The Corporation is authorized to issue two classes of capital stock, designated Common Stock and Preferred Stock. The total number of shares of capital stock that the Corporation is authorized to issue is 180,500,000 shares, consisting of 180,000,000 shares of Common Stock, par value $0.01 per share, and 500,000 shares of Preferred Stock, par value $1.00 per share.

2. That the Corporation hereby amends its Restated Certificate of Incorporation by deleting the current text of Article Seventh, Section 1 in its entirety and substituting in lieu thereof the following:

SEVENTH. Section 1. Number, Election, and Terms of Directors. Subject to the rights, if any, of the holders of any series of Preferred Stock to elect additional Directors, the number of the Directors of the Corporation will not be less than 6 nor more than 15 and will be fixed from time to time in the manner described in the By-laws of the Corporation. At any meeting of stockholders at which Directors are elected, the number of Directors elected may not exceed the greatest number of Directors then standing for election at such meeting. At each succeeding annual meeting of the stockholders of the Corporation, the successors will be elected by plurality vote of all votes cast at such meeting to hold office for a term expiring at the annual meeting of stockholders held in the year following the year of their election. Each Director shall hold office until the next annual meeting of stockholders following such date and until his or her successor has been duly elected and qualified. Subject to the rights, if any, of the holders of a series of

Preferred Stock to elect additional Directors, Directors may be elected by the stockholders only at an annual meeting of stockholders. Election of Directors of the Corporation need not be by written ballot unless requested by the Chairman or the holders of a majority of the Voting Stock present in person or represented by proxy at a meeting of the stockholders at which Directors are to be elected.

3. That said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer, this day of May, 2007.

WOLVERINE TUBE, INC.

Name:	James E. Deason
Title:	Senior Vice President,
Chief Financial Officer and Secretary